Exhibit 99.1

China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of China Digital TV Holding Co., Ltd. (the “Company”) will be held on November 20, 2008, at 10:00 a.m., Beijing time, at the 4th Floor, Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, China, for the purposes of considering and, if thought fit, passing the following resolutions (with or without modification) as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	re-election of incumbent director Zengxiang Lu for a new three-year term;

2.	re-election of incumbent director Jianhua Zhu for a new three-year term;

Additional information regarding the matters to be acted on at the Meeting can be found in the accompanying proxy statement (the “Proxy Statement”).

All holders of record of the Company’s ordinary shares as of October 20, 2008, will be entitled to attend and vote at the Meeting.

This notice of the Meeting, the proxy card, the Proxy Statement and a copy of the Company’s 2007 Annual Report are also available through the Company’s website at http://ir.chinadtv.cn.

By Order of the Board of Directors,

/s/ Jianhua Zhu

Jianhua Zhu
Director and Chief Executive Officer
Beijing, China
October 10, 2008

SHAREHOLDERS: PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN NOVEMBER 18, 2008, 10:00 a.m